SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         May 30, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                        FOR IMMEDIATE RELEASE

             Creo Announces New CreoScitex Output Solutions

Vancouver, BC, Canada (May 30, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce that CreoScitex is showcasing its complete range of imaging solutions for the graphic arts industry at Drupa 2000. Among those featured at Drupa are the Trendsetter 400, the Lotem 400VA, the Lotem 800V with Multi-Cassette Unit, the Lotem 800V Proof, the Trendsetter "+" line, and the Dolev 800V2 imagesetter. Also showcased is the Trendsetter 2637, an automated platesetter for newspaper applications.

Drupa is the world's largest graphic arts trade show, underway in Dusseldorf, Germany May 18-31, where CreoScitex is showcasing the industry's broadest range of digital print-production solutions tailored for the graphic arts and printing market.

The wide range of CreoScitex platesetting solutions is based on 830 nanometer thermal laser imaging technology and field-proven external drum architecture. The company's total commitment to these technologies is based on the fact that they deliver superior process control and image a variety of media at the fastest speeds in the industry. Uniting the Lotem and Trendsetter product lines provides customers with an unmatched array of automation levels and throughput capabilities from which to choose.

The Trendsetter 400 is an entry-level platemaking device for small-format printers and those operations just getting started with computer-to-plate (CTP). The Trendsetter 400 combines CreoScitex SQUAREspot(TM) thermal imaging with a new plate-handling architecture to create a

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high-throughput, high-quality platesetter with semi-automatic plate-loading and unloading, a high-power 40W thermal imaging head, fast imaging speed, and a compact footprint.

The Lotem 400VA is the fully automated version of Lotem 400, designed for unattended operation for over nine hours. The Lotem 400VA is able to output up to 16 plates per hour, and a multiple cassette unit (MCU) stores up to 220 plates of various sizes in its three cassettes. These plates are automatically loaded, slipsheets are removed, and the plates are punched prior to imaging for precise registration and faster mounting on the press.

The Lotem 800V with Multi-Cassette Unit (MCU) can hold up to 500 plates of different sizes and thicknesses, 100 in each of its five cassettes. Automatic cassette selection is based on the press profile defined for the job in the DFE, and all loading options maintain the full automation features of the Lotem platesetters. All Lotem 800V/V2 devices can be upgraded to this configuration.

Drupa 2000 marks the European debut of the Lotem 800V Proof. With the addition of halftone proofing capabilities, the Lotem 800V and Lotem 800V2 platesetters become automatic, dual-purpose 8-up platesetters and proofers. They use the same input file, resolution, screen parameters, and spot function to image both plates and proofs, thus eliminating variables and assuring true compatibility across proof, plate, and presswork.

The new Trendsetter "+" models were re-engineered to incorporate a number of features, such as the new 40W thermal-imaging head, laser-cooling system, and debris-collection components (for ablative processless media). The four-page Trendsetter 3230+ and eight-page Trendsetter 3244+ offer a full suite of upgrades and options such as automatic plate-loading and unloading, digital halftone proofing, a choice of imaging speeds, as well as support of processless plates, thermal film, and double-sided thermal digital Dylux(R) . The Trendsetter 3244+V with Autoloader

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produces 20 plates per hour, making it the fastest thermal platesetter available today.

The Trendsetter 2637 automatic platesetter is optimized for newspaper printing. It features fast imaging speed, automatic plate-loading and unloading, as well as a direct interface to the plate processor. The platesetter is well suited to smaller newspapers and distributed print sites where less than four copies of the same plate are required. It produces up to 52 broadsheet plates per hour and, when equipped with the Autoloader module, holds up to 120 broadsheet plates or 60 panorama plates for automated operation.

The recently released Dolev 800V2 imagesetter will also be shown for the first time at Drupa. This system delivers all the functionality of the industry-leading Dolev imagesetter family and its enhanced spinner speed makes it one of the fastest 8-up imagesetters on the market today.

The Dolev 4dry imagesetter, which will be released soon after Drupa, offers chemical-free operation using Kodak DryView(TM) film technology. A 4-up version of the Dolev 2dry system, this imagesetter is compact and environmentally friendly, saving customers money, consumables, and time, while reducing waste.

The full range of CreoScitex output systems offers printers the broadest range of solutions in the graphic arts industry, customized for everyone from small- to mid-sized to high volume printers, prepress trade shops, and packaging printers. CreoScitex systems support connectivity to a broad range of front-end workflow systems, protecting existing investments while allowing access to the most recent advancements in imaging technology.

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CreoScitex and the CreoScitex logos are trademarks of Creo Products Inc. All products are either trademarks or registered trademarks of Creo Products Inc. or Scitex Corporation Ltd.